OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

In this report, as used herein, and unless the context suggests otherwise, the terms “TAOP,” “Company,” “we,” “us” or “ours” refer to the combined business of Taoping Inc. (F/K/A China Information Technology, Inc.), its subsidiaries and other consolidated entities. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the Securities and Exchange Commission on March 30, 2018 (the “2017 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2017 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2017 Form 20-F.

Overview

We are a leading cloud-based ads display terminal and service provider of digital advertising distribution network and new media resource sharing platform in the Out-of-Home advertising market in China. We provide the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on the ads display terminals. Connecting cloud-based ads display terminal owners, advertisers, and consumers, we build up a resource sharing “Smart IoT Terminal - Taoping Net/ App - Taoping E-store” media ecosystem to ultimately achieve the mission “Our technology makes advertising and branding affordable and effective for everyone.”

We were founded in 1993 and are headquartered in Shenzhen, China. Prior to 2014, we generated majority of our revenues through selling our products mostly to public service entities to help improve their operational efficiency and service quality. Our representative customers included China Ministry of Public Security, provincial bureaus of public security, fire departments, traffic bureaus, police stations, human resource departments, urban planning boards, civic administrations, land resource administrations, mapping and surveying bureaus, and the Shenzhen General Station of Exit and Entry Frontier Inspection.

Since 2014, we have diversified our customer base beyond the public sector into private sectors. Our private sector customers include, among others, advertising agencies, auto dealerships, hotels, shopping malls, educational institutes, and beauty spas. Our new corporate mission is to make publicity accessible and affordable for businesses of every size.

In 2014, we generated revenues from sales of hardware products, software products, system integration services, and related maintenance and supporting services. Starting in 2015, with the introduction of our cloud-based software as a service (SaaS) offering, we generated additional recurring monthly revenues from SaaS fees. The revenue from SaaS was relatively small in 2016 and 2017, which is expected to pick up quickly in future years along with the roll-out of our cloud-based new media terminals and elevator IoT box.

In May 2017, we completed the business transformation and rolled out Cloud-Application-Terminal and IoT technology based digital ads distribution network and new media resource sharing platform in the Out-of-Home Advertising Market. In 2017, we generated most revenue from selling fully integrated ads display terminals. The revenue generated from SaaS and other software products and services remained small in 2017.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s significant estimates include its accounts receivable, warrants liability, goodwill, and other intangible assets. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

Please see Note 2 to our unaudited consolidated financial statements included elsewhere in this report on Form 6-K for a summary of significant accounting policies.

Recently Adopted and Issued Accounting Pronouncements

Please see Note 2 to our unaudited consolidated financial statements included elsewhere in this report on Form 6-K for a summary of significant accounting policies.

Results of Operations

The following table sets forth key components of our results of operations for the first six months ended June 30, 2018 and 2017, both in dollars and as a percentage of our revenue.

	Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
	(Unaudited)		(Unaudited)
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$11,364,033	100.00%	$5,732,064	100.00%
Costs of revenue	6,098,127	53.66%	3,298,620	57.55%
Gross profit	5,265,906	46.34%	2,433,444	42.45%
Administrative expenses	(1,780,694)	(15.67)%	(1,269,973)	(22.16)%
Research and development expenses	(2,484,574)	(21.86)%	(1,943,445)	(33.90)%
Selling expenses	(198,500)	(1.75)%	(580,476)	(10.13)%
Income (loss) from operations	802,138	7.06%	(1,360,450)	(23.73)%
Subsidy income	333,660	2.94%	306,658	5.35%
Other (loss) income, net	(6,033)	(0.05)%	238,080	4.15%
Interest income	1,218	0.01%	6,065	0.11%
Interest expense	(244,455)	(2.15)%	(225,140)	(3.93)%
Change in fair value of warrants liability	-	-	3,720	0.06%
Income (loss) before income taxes	886,528	7.80%	(1,031,067)	(17.99)%
Income tax benefit	1,286,388	11.32%	1,045,500	18.24%
Income	2,172,916	19.12%	14,433	0.3%
Less: net (income) loss attributable to non- controlling interest	(168,219)	(1.48)%	20,264	0.35%
Net income attributable to Company	$2,004,697	17.64%	$34,697	0.61%

Revenue

Revenue was $11.4 million for the first six months of 2018, compared to $5.7 million for the same period last year, an increase of $5.7 million or 98.3%.

Revenue increase in the first six months of 2018 was primarily attributable to the significant increase of sales of the Company’s cloud-based advertising display terminals and software, as a result of its successful implementation of our nationwide marketing strategy throughout China.

Beginning January 1, 2018, the Company adopted ASU 2014-09, Topic 606, “Revenue from Contracts with Customers” and its related amendments (collectively referred to as “FASB ASC 606”) for its new revenue recognition accounting policy. The Company has applied the required five-step analysis on contracts with our customers in accordance with the accounting pronouncement.

After the application of the five-step analysis and other revenue recognition guidance required by ASU 2014-9 and other related accounting pronouncements to contracts with our customers, the Company determined that its adoption of the new revenue recognition accounting policies has no material impact to the Company’s consolidated financial statements and resulted in no cumulative adjustment from prior periods.

Gross Profit

Gross Profit was $5.3 million for the first six months of 2018, an increase of $ 2.8 million or 116.4%, compared to $2.4 million for the first six months of 2017. Gross profit as a percentage of revenue was 46.3% for the first six months of 2018, increased from 42.5% for the same period of last year.

The Company has enjoyed higher gross margin from revenue generated from the new hardware products and software services offered to the customers in the Out-of-Home advertising market in the first six months of 2018. The Company has outsourced production of our Cloud-Application-Terminal (CAT) and Internet-of-Things (IoT) technology based ads display terminals that has provided significant cost savings that has also contributed to the increase of overall gross margin.

Administrative, R&D and Selling expenses

Administrative expenses increased by $0.5 million to $1.8 million for the first six months of 2018, compared to $1.3 million for the same period of 2017. Such increase was mainly due to the remeasurement of intercompany payables and receivables denominated in a currency other than its functional currency. As a percentage of revenue, administrative expenses decreased to 15.7% for the first six months of 2018, from 22.2% for the same period of 2017.

Research and development expenses increased by approximately $0.6 million to $2.5 million for the first six months of 2018, compared to $1.9 million for the first six months of 2017. Such increase was primarily due to increase of compensation for addition of R&D staff and depreciation of software that was newly acquired in 2017 and 2018 that used for the digital ads distribution and new media resource sharing platform servicing our customers to more efficiently and more cost effectively promote their brand names and businesses. As a percentage of revenue, research and development expenses decreased to 21.9% for the first six months of 2018, from 33.9% for the same period of last year.

Selling expenses decreased by $0.4 million, or 65.8%, to $0.2 million for the first six months of 2018, compared to $0.6 million for the first six months of 2017. This decrease was due to reduction in sales force of the traditional IT segment and marketing expenses.

Net income attributable to Company

For the first six months of 2018, net income attributable to the Company was $2.0 million, compared to $35,000 for the same period of last year. As the new successful business model continues to grow, the Company believes that the net income will continue to improve.

Cash and Financial Position

As of June 30, 2018, the Company had cash and cash equivalents of $3.0 million, compared to $3.3 million as of December 31, 2017. The Company had a working capital of $1.6 million as of June 30, 2018, which was a significant improvement over a working capital deficiency of $1.5 million as of December 31, 2017.

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

	Six Months Ended	Six Months Ended
	June 30,2018	June 30,2017
	(Unaudited)	(Unaudited)
Net cash provided by (used in) continuing operating activities	$629,344	$(40,072)
Net cash used in investing activities	$(399,953)	$(244,470)
Net cash used in financing activities	$(374,277)	$(1,182,699)

Operating Activities-Continuing operations

Net cash provided by operating activities was $0.6 million for the six months of 2018, and net cash used in operating activities was $0.04 million for the first six months of 2017. As a result of a successful transformation of our business, we had a net income of $2.2 million for the six months of 2018 comparing to a net income of $0.01 million for the same period of 2017.

Investing Activities-Continuing operations

Net cash used in investing activities was $0.4 million for the six months of 2018, and net cash used in investing activities was $0.24 million for the six months of 2017.The change was primarily due to the purchase of property and equipment.

Financing Activities-Continuing operations

Net cash used in financing activities was $0.4 million for the six months of 2018 mainly attributable to short-term bank borrowings receipts of $1.1 million with $1.5 million in repayment of short-term loans. Net cash used in financing activities was $1.2 million the six months of 2017 mainly attributable to short-term bank borrowings receipts of $1 million with $2.2 million in repayment of short-term loans.